SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

iGo, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

449593201
(CUSIP Number)

Robert Atchinson
Adage Capital Partners GP, L.L.C.
200 Clarendon Street, 52nd Floor
Boston, MA 02116
(617) 867-2800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 11, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 10 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 449593201	SCHEDULE 13D/A	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Adage Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 612,457[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 612,457
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 612,457
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.04%[2]
14	TYPE OF REPORTING PERSON PN

1 The number of shares reported in this Amendment No. 3 (as defined below) reflects the 1-for-12 reverse stock split effective on January 28, 2013.

2 The percentages reported in this Amendment No. 3 are calculated based upon the 2,910,433 shares of Common Stock outstanding as of May 2, 2013, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013 filed with the Securities and Exchange Commission on May 9, 2013.

CUSIP No. 449593201	SCHEDULE 13D/A	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Adage Capital Partners GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 612,457
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 612,457
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 612,457
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.04%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 449593201	SCHEDULE 13D/A	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Adage Capital Advisors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 612,457
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 612,457
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 612,457
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.04%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 449593201	SCHEDULE 13D/A	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON Robert Atchinson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 612,457
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 612,457
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 612,457
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.04%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 449593201	SCHEDULE 13D/A	Page 6 of 10 Pages

1	NAME OF REPORTING PERSON Phillip Gross
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 612,457
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 612,457
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 612,457
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.04%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 449593201	SCHEDULE 13D/A	Page 7 of 10 Pages

Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D/A (the "Amendment No. 3") amends the Schedule 13D filed on October 23, 2006 (the "Original Schedule 13D") and the subsequent Schedule 13D/A filed on November 16, 2006 (the "Amendment No. 1") and Schedule 13D/A filed on November 28, 2006 (the "Amendment No. 2" and the Original Schedule 13D as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3, the "Schedule 13D"). This Amendment No. 3 is being filed by (i) Adage Capital Partners, L.P., a Delaware limited partnership ("ACP"), (ii) Adage Capital Partners GP, L.L.C., a limited liability company organized under the laws of the State of Delaware ("ACPGP"), (iii) Adage Capital Advisors, L.L.C., a limited liability company organized under the laws of the State of Delaware ("ACA"), (iv) Robert Atchinson ("Mr. Atchinson") and (v) Phillip Gross ("Mr. Gross" and together with ACP, ACPGP, ACA and Mr. Atchinson, the "Reporting Persons") relating to the shares (the "Shares") of common stock, $0.01 par value ("Common Stock"), of iGo, Inc. (formerly known as Mobility Electronics, Inc.), a Delaware corporation (the "Company").

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file jointly was previously filed as Exhibit A to the Original Schedule 13D.

ACP has the power to dispose of and the power to vote the Shares beneficially owned by it, which power may be exercised by its general partner, ACPGP. ACA, as managing member of ACPGP, directs ACPGP's operations. Neither ACPGP nor ACA directly own any Shares. By reason of the provisions of Rule 13d-3 of the Act, ACPGP and ACA may be deemed to own beneficially the Shares owned by ACP. Messrs. Atchinson and Gross, as managing members of ACA, have shared power to vote the Shares beneficially owned by ACP. Neither Mr. Atchinson nor Mr. Gross directly own any Shares. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the Shares beneficially owned by ACP.

ACPGP, ACA, Mr. Atchinson and Mr. Gross disclaim beneficial ownership of all of the Shares reported in this Schedule 13D.

This Amendment No. 3 amends Items 4, 6 and 7 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby supplemented as follows:

On July 11, 2013, ACP entered into a Tender and Voting Agreement (the "Tender and Voting Agreement"), with Steel Excel Inc., a Delaware corporation ("Purchaser") and the Company. Concurrently with the entry into the Tender and Voting Agreement, Purchaser and the Company entered into a Stock Purchase and Sale Agreement (the "Purchase and Sale Agreement"), pursuant to which Purchaser will commence a tender offer (the "Offer") to acquire 44.0% of the issued and outstanding shares (the "Target Shares") of Common Stock on a fully diluted basis, at a price per Target Share of $3.95 (such per Target Share amount, the"Offer Price"). If, after the consummation of the Offer, Purchaser does not hold 44.0% of the shares of Common Stock then outstanding on a fully diluted basis, and subject to the approval of the stockholders of the Company if required by applicable law, the parties will commence a transaction whereby Purchaser will purchase, and the Company will sell, such number of newly issued shares of Common Stock (the "Top-Up Shares") that, together with the shares acquired in the Offer, constitute 44.0% of the shares of Common Stock then outstanding on a fully diluted basis, as adjusted for the Top-Up Shares (the "Top-Up Purchase"), at the Offer Price.

CUSIP No. 449593201	SCHEDULE 13D/A	Page 8 of 10 Pages

Pursuant to the Tender and Voting Agreement, ACP agreed to validly tender or cause to be tendered to Purchaser pursuant to and in accordance with the terms of the Offer, the number of shares of Common Stock beneficially owned by it at the time ACP entered into the Tender and Voting Agreement (the "Existing Shares") and not to withdraw the Existing Shares, or cause the Existing Shares to be withdrawn, from the Offer at any time (except following the termination or expiration of the Offer without Purchaser purchasing all shares of Common Stock tendered pursuant to the Offer in accordance with its terms). If ACP acquires beneficial ownership of any additional outstanding shares of Common Stock after the date it entered into the Tender and Voting Agreement and prior to the termination of the Tender and Voting Agreement, whether upon the exercise of options, warrants or rights, the conversion or exchange of convertible or exchangeable securities, or by means of purchase, dividend, distribution or otherwise (together with the Existing Shares, the "TO Shares"), ACP agreed to validly tender such TO Shares or cause such TO Shares to be tendered to Purchaser pursuant to and in accordance with the Offer, not later than the fifth business day after commencement of the Offer or, if acquired later than such time, on or before the fifth business day after such acquisition, but in any event prior to the expiration date of the Offer, and not withdraw such TO Shares, or cause such TO Shares to be withdrawn, from the Offer at any time (except in accordance with the provisions of the Tender and Voting Agreement). ACP agreed not to withdraw any TO Shares so tendered unless the Tender and Voting Agreement is terminated or otherwise it terminates in accordance with its terms or the Offer is terminated or has expired without Purchaser purchasing all shares of Common Stock validly tendered in the Offer and not withdrawn. Notwithstanding the foregoing, ACP may decline to tender, or may withdraw, any and all of the ACP's TO Shares if, without the consent of ACP, Purchaser amends the Offer to (i) reduce the Offer Price for the TO Shares in the Offer, (ii) reduce the number of shares of Common Stock subject to the Offer, (iii) change the form of consideration payable in the Offer (iv) change the "Minimum Condition," which is contemplated to require tender of 30% of the fully diluted shares of Common Stock, or (v) amend or modify any term or condition of the Offer in a manner adverse to ACP.

In addition, during the term of the Tender and Voting Agreement, ACP irrevocably agreed to vote (or cause to be voted) the TO Shares at any meeting of the holders of Common Stock, or in connection with any written consent of the holders of Common Stock: (i) in favor of approving the Top-Up Purchase and each of the other transactions contemplated by the Purchase and Sale Agreement and the Tender and Voting Agreement and any actions required in furtherance thereof (the "Transactions"); (ii) in favor of an amendment to the certificate of incorporation and bylaws of the Company to implement a restriction to prevent any new stockholders from acquiring shares representing 4.9% (or, if approved by the Board of Directors of the Company, 3.0%) or more of the outstanding shares of Common Stock (the "Acquisition Restrictions"), (iii) against the following actions, agreements or transactions (other than the Top-Up Purchase and the Transactions): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or any of its subsidiaries, (B) a sale, lease or transfer of a material amount of assets of the Company or any of its subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of the Company or any of its subsidiaries, (C) (1) any change in a majority of the persons who constitute the Board of Directors of the Company, (2) any change in the present capitalization of the Company or any amendment of the organizational documents of the Company (other than the Acquisition Restrictions), (3) any other material change in the Company's corporate structure or business, or (4) any other action which, in the case of each of the matters referred to in clauses (C) (1), (2) or (3), is intended or could reasonably be expected to impede, interfere with, delay, postpone, discourage, frustrate the purpose of or adversely affect the Top-Up Purchase or the other Transactions contemplated by the Tender and Voting Agreement and the Purchase and Sale Agreement.

CUSIP No. 449593201	SCHEDULE 13D/A	Page 9 of 10 Pages

ACP irrevocably appointed Purchaser and each of its executive officers, in their capacities as officers of Purchaser, and any of them (the "Grantees"), as ACP's proxy and attorney-in-fact (with full power of substitution and re-substitution), for and in the name, place and stead of ACP, to vote the TO Shares or grant a consent or approval or dissent or disapproval in respect of such TO Shares in accordance with in the Tender and Voting Agreement and in the discretion of the Grantees on any adjournment proposal as shall properly be presented at any meeting of stockholders of the Company at which any of the matters described in in the Tender and Voting Agreement is to be considered and at any adjournment or postponement thereof. Notwithstanding the foregoing, the proxy granted by ACP shall be revoked upon termination of the Tender and Voting Agreement in accordance with its terms. If ACP is not the record owner of all the TO Shares, ACP agreed to cause the record owner thereof to execute and grant an irrevocable proxy conforming to the above provisions.

The Tender and Voting Agreement is filed as Exhibit 1 hereto, and is incorporated by reference into this Item 4. The foregoing description of the Tender and Voting Agreement does not purport to be complete, and is qualified in its entirety by reference to the full text thereof.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby supplemented as follows:

See the discussion in Item 4 regarding the Tender and Voting Agreement. Such description of the Tender and Voting Agreement does not purport to be complete, and is qualified in its entirety by reference to the full text of the Tender and Voting Agreement, which is filed as Exhibit 1 hereto, and incorporated by reference into this Item 6.

Other than as described in this Item 6 and the Joint Filing Agreement attached as Exhibit A to the Original Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby supplemented as follows:

Exhibit 1: Tender and Voting Agreement, dated as of July 11, 2013, by and among Purchaser, ACP and the Company (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K filed by the Company on July 11, 2013).

CUSIP No. 449593201	SCHEDULE 13D/A	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 12, 2013

ADAGE CAPITAL PARTNERS, L.P.
By: Adage Capital Partners GP, L.L.C.,
its general partner

By: Adage Capital Advisors, L.L.C.,
its managing member

/s/ Robert Atchinson
Name: Robert Atchinson
Title: Managing Member

ADAGE CAPITAL PARTNERS GP, L.L.C.
By: Adage Capital Advisors, L.L.C.,
its managing member

/s/ Robert Atchinson
Name: Robert Atchinson
Title: Managing Member

ADAGE CAPITAL ADVISORS, L.L.C.

/s/ Robert Atchinson
Name: Robert Atchinson
Title: Managing Member

/s/ Robert Atchinson
ROBERT ATCHINSON, individually

/s/ Phillip Gross
PHILLIP GROSS, individually